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Filed pursuant to Rule 424(b)(3)
File No. 333-122260

SUPPLEMENT NO. 1, DATED JUNE 27, 2005
TO THE PROSPECTUS DATED JUNE 27, 2005
OF DIVIDEND CAPITAL TRUST INC.

        We are providing this Supplement No. 1 to you in order to supplement our prospectus.

        The following discussion provides a summary of the results of our 2005 annual meeting of shareholders and our entry into a material agreement relating to a potential acquisition.

Recent Developments—Annual Meeting of Shareholders

        The annual meeting of our shareholders was held on June 14, 2005 at our corporate offices to vote on the reelection of all seven members of our board of directors. Over 54% of our shareholders of record as of March 17, 2005 voted and approved the reelection of Thomas G. Wattles, Evan H. Zucker, James R. Mulvihill, Tripp H. Hardin, III, Robert F. Masten, John C. O'Keeffe and Lars O. Soderberg to serve until the next annual meeting of shareholders in 2006.

Recent Developments—Merger Agreement with Cabot Industrial Value Fund

        On June 17, 2005, we entered into an agreement with Cabot Industrial Value Fund, Inc. ("Cabot"), an unrelated, privately held third party, to acquire by merger all of the outstanding shares of Cabot's common stock. Under the terms of the Agreement and Plan of Merger, dated as of June 17, 2005 (the "Agreement"), among us, DCT Acquisition Corporation, a newly formed subsidiary of our operating partnership ("Merger Sub"), Cabot and Cabot Industrial Fund Manager, LLC (the "Manager"), and subject to closing conditions, Merger Sub will be merged with and into Cabot and Cabot will become a subsidiary of our operating partnership.

        Through our ownership of Cabot, we will have a majority interest in Cabot Industrial Value Fund, LP (the "Partnership"), a subsidiary of Cabot through which all its properties are owned and operated, and we will also be the sole general partner of the Partnership. The exact percentage interest in the Partnership that will be owned by Cabot upon closing will depend in part on the distributions to which the Manager will be entitled for serving as general partner of the Partnership prior to closing. In addition, we presently intend to make additional contributions to the Partnership to retire certain debts of the Partnership and such contributions would likely increase our overall interest in the Partnership. The remaining interest in the Partnership will continue to be owned by the Manager and other limited partners. At closing, we will enter into a put/call agreement whereby we may acquire the remaining interests in the Partnership in the future. If we acquire the remaining interests in the Partnership through puts, the total consideration to acquire Cabot and all of the other interests in the Partnership is estimated to be approximately $695 million, which would be adjusted for all pending acquisitions and dispositions of properties, outstanding debt balances, working capital, prorations and other matters. The Partnership's portfolio is comprised of 105 industrial buildings combined for 11.7 million square feet, which are located in 12 markets throughout the United States.

        In connection with the signing of the Agreement, we made a $7.5 million refundable deposit. Upon completion of our due diligence by July 6, 2005 and our election to proceed with the acquisition, we will be required to deposit an additional $17.5 million, and our deposit will become refundable only under limited circumstances. Pursuant to the Agreement, the earliest date that closing could occur, subject to satisfaction of all closing conditions, is July 21, 2005, but the closing may be delayed at our option up to 30 days by making an additional $10 million deposit. We anticipate funding this transaction with net proceeds from our public offerings, the assumption of existing debt and proceeds from newly issued debt.

        The closing of this acquisition is subject to a number of conditions, including satisfactory completion of due diligence by us, approval by the shareholders of Cabot, lender consents and receipt of estoppels, and there can be no guarantee that the acquisition of Cabot will be consummated.

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SUPPLEMENT NO. 1, DATED JUNE 27, 2005 TO THE PROSPECTUS DATED JUNE 27, 2005 OF DIVIDEND CAPITAL TRUST INC.